Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               November 21, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1961
                       Total Income Portfolio, Series 19
                       File Nos. 333-233915 and 811-03763
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Dear Mr. Bartz:

   This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1961, filed on September 24, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 19 (the "Trust").

PROSPECTUS

 Investment Summary -- Principal Risks

   1. The duration example in the seventh bullet under the "Principal Risks" section uses a duration of five years. Please confirm that the average weighted duration of the underlying business development companies and exchange-traded funds is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying business development companies and exchange-traded funds.

   Response: The sponsor confirms that the average weighted duration of the underlying business development companies and exchange-traded funds is approximately five years or less and, therefore, the example does not need to be revised.

   We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren